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Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

PROSPECT MEDICAL GROUP, INC.,

PROSPECT MEDICAL HOLDINGS, INC.,

GREATER MIDWEST

SIERRA MEDICAL GROUP HOLDING COMPANY, INC.

AND

RICHARD MERKIN, M.D.

April 23, 2008

STOCK PURCHASE AGREEMENT

        This Stock Purchase Agreement (the "Agreement") is entered into this 23rd day of April, 2008 by and among Prospect Medical Group, Inc., a California professional corporation ("Group") and Prospect Medical Holdings, Inc., a Delaware corporation, and an affiliate of Group ("Holdings") (Group and Holdings are collectively referred to herein as the "Prospect Parties"), Greater Midwest, a Nevada corporation ("Greater Midwest"), Sierra Medical Group Holding Company, Inc., a California professional corporation ("Heritage PC"), and Richard Merkin, M.D. ("Shareholder") (Greater Midwest, Heritage PC and the Shareholder are collectively referred to herein as the "Heritage Parties").

RECITALS

        A.    WHEREAS, each of Sierra Primary Care Medical Group, A Medical Corporation ("Sierra"), Antelope Valley Medical Associates, Inc. ("Antelope Valley") and Pegasus Medical Group, Inc. ("Pegasus") is a California professional corporation that operates as an independent practice association.

        B.    WHEREAS, Sierra Medical Management, Inc. ("SMM") is a Delaware corporation which provides management and administrative services to independent practice associations and medical clinics pursuant to long-term management agreements, and in such capacity has a management agreement with each of Sierra ("Sierra Management Agreement"), Antelope Valley ("Antelope Valley Management Agreement") and Pegasus ("Pegasus Management Agreement").

        C.    WHEREAS, Group owns of record and beneficially all of the issued and outstanding shares of common stock of Sierra (the "Sierra Shares"), all of the issued and outstanding common stock of Antelope Valley (the "Antelope Valley Shares") and all the issued and outstanding common stock of Pegasus (the "Pegasus Shares").

        D.    WHEREAS, Holdings owns of record and beneficially all of the issued and outstanding shares of common stock of SMM (the "SMM Shares").

        E.    WHEREAS, Heritage PC is a California professional corporation that operates as an independent practice association and, as such, contracts with physicians to provide professional medical services to patients through capitated contracts with health plans.

        F.     WHEREAS, Greater Midwest is an affiliate of Heritage PC and provides management and administrative services to independent practice associations pursuant to long-term management agreements.

        G.    WHEREAS, Shareholder is the holder of 100% of the issued and outstanding shares of Greater Midwest and is the holder of 100% of the issued and outstanding shares of Heritage PC.

        H.    WHEREAS, upon the terms and subject to the conditions of this Agreement (i) Holdings desires to sell to Greater Midwest, and Greater Midwest desires to purchase from Holdings, all of the SMM Shares (the "SMM Stock Purchase"), (ii) Group desires to sell to Heritage PC, and Heritage PC desires to purchase from Group, all of the Sierra Shares (the "Sierra Stock Purchase"), all of the Antelope Valley Shares (the "Antelope Valley Stock Purchase"), and all of the Pegasus Shares (the "Pegasus Stock Purchase").

        I.     WHEREAS, the Prospect Parties and the Heritage Parties desire to make certain representations and warranties and other agreements in connection with the SMM Stock Purchase, the Sierra Stock Purchase, the Antelope Valley Stock Purchase and the Pegasus Stock Purchase.

AGREEMENT

        NOW, THEREFORE, in reliance on the foregoing recitals and in and for the consideration and representations, warranties, agreements and covenants set forth herein, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF SMM SHARES, SIERRA SHARES,
ANTELOPE VALLEY SHARES AND PEGASUS SHARES

        1.1    Closing; Closing Date.    The consummation (the "Closing") of the SMM Stock Purchase, the Sierra Stock Purchase, the Antelope Valley Stock Purchase, the Pegasus Stock Purchase and the other transactions contemplated by this Agreement (collectively, the "Transaction"), shall take place at 10:00 am at the offices of Theodora Oringher Miller & Richman PC, 2029 Century Park East, 6th Floor, Los Angeles, California, (i) fifteen (15) business days following delivery of the Final Prospect Schedules and the Final Heritage Schedules to Escrow Agent, as such terms are defined in Section 1.6(a) hereof, and to the other parties hereunder, provided that all of the conditions precedent to the performance of the Prospect Parties and the Heritage Parties as set forth in Sections 5.2 and 5.4 hereof are satisfied or waived on or before that date, or, (ii) in the event that such conditions precedent are not satisfied or waived on or before that date, on the fifth business day following the satisfaction or waiver of all such conditions precedent (the "Closing Date").

        1.2    Transfer of SMM Shares.    At the Closing, Holdings will deliver to Greater Midwest one or more certificates representing all of the SMM Shares, as set forth in Schedule 1.2. Such stock certificates will be duly endorsed in blank for transfer or shall be presented with stock powers duly endorsed in blank, with such other documents as may be reasonably required by Greater Midwest to effect a valid transfer of such Sierra Shares by Holdings, free and clear of any claims, demands, liens, mortgages, encumbrances, pledges, security interests, and restrictions of any kind (collectively, "Liens").

        1.3    Transfer of Sierra Shares.    At the Closing, Group will deliver to Heritage PC one or more certificates representing all of the Sierra Shares, as set forth in Schedule 1.3. Such stock certificates will be duly endorsed in blank for transfer or shall be presented with stock powers duly endorsed in blank, with such other documents as may be reasonably required by Heritage PC to effect a valid transfer of such Sierra Shares by Group, free and clear of any Liens.

        1.4    Transfer of Antelope Valley Shares.    At the Closing, Group will deliver to Heritage PC one or more certificates representing all of the Antelope Valley Shares, as set forth in Schedule 1.4. Such stock certificates will be duly endorsed in blank for transfer or shall be presented with stock powers duly endorsed in blank, with such other documents as may be reasonably required by Heritage PC to effect a valid transfer of such Antelope Valley Shares by Group, free and clear of any Liens.

        1.5    Transfer of Pegasus Shares.    At the Closing, Group will deliver to Heritage PC one or more certificates representing all of the Pegasus Shares, as set forth in Schedule 1.5. Such stock certificates will be duly endorsed in blank for transfer or shall be presented with stock powers duly endorsed in blank, with such other documents as may be reasonably required by Heritage PC to effect a valid transfer of such Pegasus Shares by Group, free and clear of any Liens.

        1.6    Purchase Price and Payment.    In consideration of (i) the sale by Holdings to Greater Midwest of the SMM Shares, and (ii) the sale by Group to Heritage PC of the Sierra Shares, the Antelope Valley Shares and the Pegasus Shares, the Heritage Parties shall pay the Prospect Parties the aggregate purchase price for the Transaction of Ten Million Dollars ($10,000,000), as adjusted in accordance with Section 1.6(b) below (the "Purchase Price"), payable in cash at Closing. Of such amount, (i) One Million Dollars ($1,000,000) has been deposited as the Hard Money Amount, as defined below, to be released to the Prospect Parties as described in Section 1.6(a) below, and (ii) at the Closing,

Two Million Dollars ($2,000,000) (the "Balance Sheet Adjustment Amount") shall be paid into the Escrow Fund, as defined below, to be held as a reserve for the Closing Date Balance Sheet Reconciliation described in Section 1.6(b) hereof. Upon completion of the Closing Date Balance Sheet Reconciliation, the funds held in the Escrow Fund shall be paid to the Prospect Parties and/or the Heritage Parties, as appropriate, pursuant to Sections 1.6(b) and 1.6(c), below.

          (a)    Hard Money Amount.    Concurrently with the execution of this Agreement, the Heritage Parties and the Prospect Parties have executed and delivered: (i) that certain Letter dated as of the date hereof from Greater Midwest to the Prospect Parties (the "Letter Agreement"), and (ii) an Escrow Agreement dated as of the date hereof in the form of Exhibit "A" (the "Escrow Agreement") by and among the Heritage Parties, the Prospect Parties and a third party escrow (the "Escrow Agent").

              (i)  The Heritage Parties and the Prospect Parties have agreed in the Letter Agreement that the various schedules described in Article 2 hereof, which qualify the representations and warranties given by the Prospect Parties in such Article 2 (the "Prospect Schedules"), and the Schedules described in Article 3 hereof, which qualify the representations and warranties given by the Heritage Parties in such Article 3 (the "Heritage Schedules") will be prepared and delivered to the other party and to the Escrow Agent not earlier than fourteen (14) days from the release of the portion of the Hard Money Amount described in 1.6(a)(iii) hereof nor more than sixty (60) days from the date hereof. The Heritage Parties and the Prospect Parties may elect to provide drafts of their respective schedules to each other before the final schedules are prepared; however, such schedules when delivered to the Escrow Agent and the other parties and declared by the delivering party by written notice given to the Escrow Agent and the other parties to be final (as applicable the "Final Prospect Schedules" and the "Final Heritage Schedules") shall constitute the Schedules called for under Article 2 and Article 3, shall qualify the representations and warranties made in such Articles for all purposes of this Agreement and may not thereafter be changed without the consent of the other parties.

            If the Prospect Parties fail to prepare and deliver Final Prospect Schedules as provided herein on or before sixty (60) days from the date hereof, the Heritage Parties may elect to proceed with the Closing (subject to the satisfaction of all other applicable conditions to closing set forth in Sections 5.2 and 5.4 of this Agreement), and the representations and warranties given by the Prospect Parties in Article 2 hereof shall not be qualified by any schedules.

            If the Heritage Parties fail to prepare and deliver Final Heritage Schedules as provided herein on or before sixty (60) days from the date hereof, the Prospect Parties may elect to proceed with the Closing (subject to the satisfaction of all other applicable conditions to closing set forth in Sections 5.2 and 5.4 of this Agreement), and the representations and warranties given by the Heritage Parties in Article 3 hereof shall not be qualified by any schedules.

             (ii)  Pursuant to the Escrow Agreement, the Heritage Parties have deposited the sum of One Million Dollars ($1,000,000) as earnest money (the "Hard Money Amount") to be held by the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement.

            (iii)  The Heritage Parties and the Prospect Parties have further agreed in the Letter Agreement that $500,000 of the Hard Money Amount shall be released to the Prospect Parties upon delivery by them to the Heritage Parties of the items enumerated in Section 2 of the Letter Agreement. Subject to Section 5.4(d) hereof, upon such release, such amount shall be non-refundable and shall for all purposes be the property of the Prospect Parties. Such amount shall be credited at Closing to the Purchase Price described in Section 1.6.

            (iv)  The Heritage Parties and the Prospect Parties have further agreed in the Letter Agreement and the Escrow Agreement that not more than ten (10) days following the delivery of the Final Prospect Schedules to the Escrow Agent and the Heritage Parties, the Heritage Parties shall, by written notice to the Escrow Agent and the Prospect Parties, either (i) elect to consummate the transaction described herein and direct that another $500,000 of the Hard Money Amount be released to the Prospect Parties forthwith, or (ii) elect not to consummate the transaction described herein and direct that the remaining Hard Money Amount be returned to the Heritage Parties. If the Heritage Parties fail to give notice within ten (10) days following the delivery of the Final Prospect Schedules to the Escrow Agent and the Heritage Parties, they shall be deemed to have elected not to consummate the transaction described herein. Subject to Section 5.4(d) hereof, upon any release of funds to the Prospect Parties under this Section 1.6(a)(iv), such amount shall be non-refundable and shall for all purposes be the Property of the Prospect Parties. Any amount released to the Prospect Parties under this Section 1.6(a)(iv) shall be credited at Closing to the Purchase Price described in Section 1.6.

             (v)  If the transaction described herein is not consummated, the parties acknowledge and agree that the Prospect Parties will suffer damages that are not practicable to ascertain and as a result, the Prospect Parties shall be entitled to retain all amounts released to them hereunder and under the Letter Agreement and Escrow Agreement as liquidated damages. The Prospect Parties and the Heritage Parties agree that the foregoing liquidated damages are reasonable considering all the circumstances existing as of the date hereof and constitute the parties good faith estimate of the actual damages reasonably expected to result from the termination of this Agreement as a result of an election by the Heritage Parties not to consummate the transactions contemplated herein or of a material breach by the Heritage Parties of their duties and obligations hereunder. Such amounts shall be the sole and exclusive remedy of the Prospect Parties for an election by the Heritage Parties not to consummate the transactions contemplated herein or for a breach by the Heritage Parties of their duties and obligations hereunder if the Closing does not occur.

          (b)    Balance Sheet Reconciliation.    No later than sixty (60) days following the Closing Date, the Heritage Parties shall prepare and deliver to the Prospect Parties the audited consolidated balance sheet of Sierra, Antelope Valley, Pegasus and SMM (collectively referred to herein as the "AV Entities") as of the Closing Date (the "Closing Date Balance Sheet") prepared in accordance with generally accepted accounting principles ("GAAP"). The Prospect Parties will cooperate with such audit, to the extent they have or control the financial records of any of the AV Entities. Within ten (10) business days of the delivery of the Closing Date Balance Sheet, the Prospect Parties and the Heritage Parties shall effect a reconciliation of the current assets (as defined under GAAP) shown on such Closing Date Balance Sheet ("Balance Sheet Current Assets Amount"), on the one hand, and the current liabilities (as defined under GAAP) on such Closing Date Balance Sheet ("Balance Sheet Liabilities"), including any liability for Termination Pay pursuant to Section 4.7 hereof, on the other hand, exclusive in each case of all inter-company accounts (the "Closing Date Balance Sheet Reconciliation"). If the Balance Sheet Liabilities are greater than the Balance Sheet Current Assets Amount, then the Purchase Price shall be reduced by the full amount of the difference between the Balance Sheet Liabilities and the Balance Sheet Current Assets Amount ("Downward Balance Sheet Adjustment"). On the other hand, if the Balance Sheet Current Assets Amount is greater than the Balance Sheet Liabilities, then the Purchase Price shall be increased by the full amount of the difference between the Balance Sheet Current Assets Amount and the Balance Sheet Liabilities ("Upward Balance Sheet Adjustment"). The reconciliation hereunder shall exclude the reconciliation of IBNR which shall be handled in accordance with Section 4.6 hereof and any adjustment hereunder and under Section 4.6 shall be excluded from the calculation of the Indemnification Floor and the Indemnification Cap, as such terms are defined in Section 6.2 hereof.

          (c)    Payment of Escrow Fund.    Not more than five (5) business days following completion of the Closing Date Balance Sheet Reconciliation, the Prospect Parties and the Heritage Parties shall give the Escrow Agent notice of the amount of any Upward Balance Sheet Adjustment to be paid from the Balance Sheet Adjustment Amount to the Prospect Parties or Downward Balance Sheet Adjustment to be paid from the Balance Sheet Adjustment Amount to the Heritage Parties, as applicable, which Upward Balance Sheet Adjustment or Downward Balance Sheet Adjustment shall be paid by Escrow Agent as soon as practicable. Notwithstanding anything set forth herein to the contrary, neither the Upward Balance Sheet Adjustment nor the Downward Balance Sheet Adjustment shall be limited to the Balance Sheet Adjustment Amount held by the Escrow Agent. If the Balance Sheet Adjustment Amount held by the Escrow Agent is insufficient to fully pay any Upward Balance Sheet Adjustment or Downward Balance Sheet Adjustment, the Heritage Parties shall pay the Prospect Parties any excess Upward Balance Sheet Adjustment or the Prospect Parties shall pay the Heritage Parties any excess Downward Balance Sheet Adjustment, in either case not more than 10 business days after completion of the Closing Date Balance Sheet Reconciliation.

        1.7    Purchase Price Allocation.    The parties agree that they shall mutually cooperate in completing the allocation of the Purchase Price among SMM, Sierra, Antelope Valley, Pegasus and the Non-Competition Agreements as shown in Schedule 1.7 prior to the Closing Date, and agree that they shall use such allocation for purposes of federal and state tax reporting. The parties further agree to mutually cooperate in the filing of Form 8594 with the Internal Revenue Service.

        1.8    Fair Market Value.    The parties agree that the portions of the Purchase Price allocated to the SMM Shares, the Sierra Shares, the Antelope Valley Shares and the Pegasus Shares reflects the fair aggregate market value of such shares.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES
OF THE PROSPECT PARTIES

        In order to induce the Heritage Parties to enter into this Agreement and to consummate the Transaction, Holdings and Group, jointly and severally, make the representations and warranties set forth in this Article 2, which representations and warranties shall not be deemed made as of the date of execution of this Agreement but instead shall be deemed made as of the date of delivery by the Prospect Parties of the Final Prospect Schedules pursuant to Section 1.6(a) of this Agreement.

        2.1    Organization; Subsidiaries.    Sierra, Antelope Valley and Pegasus are professional corporations duly organized, validly existing and in good standing in the State of California. SMM is a corporation duly organized, validly existing and in good standing in the State of Delaware. The AV Entities have all requisite corporate power and authority to own, lease, and operate their assets and to carry on their respective businesses as now being conducted. None of the AV Entities has any partially-owned or wholly-owned subsidiaries.

        2.2    Minute Book and Stock Records.    True and genuine copies of the minute books and stock records minute of the AV Entities have been delivered to the Heritage Parties. None of the AV Entities is in default under or in violation of any provision of its Articles of Incorporation or its Bylaws.

        2.3    Authorization.    Each of the Prospect Parties has the power and authority to enter into this Agreement and to consummate the Transaction. All actions on the part of the Prospect Parties necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the Transaction, have been or will be taken prior to the Closing Date, and this

Agreement (including exhibits, schedules and the ancillary agreements) constitutes the legal, valid and binding obligation of each of the Prospect Parties, enforceable against them in accordance with its terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy, insolvency, fraudulent conveyance, or other laws affecting creditor's rights generally, and except as enforceability is subject to general principles of equity.

        2.4    No Consent Required.    Except as set forth on Schedule 2.4, neither the execution and delivery of this Agreement by the Prospect Parties nor the performance by them of their obligations under this Agreement requires the consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity or any third party.

        2.5    No Violation of Other Agreements; No Conflicts.

          (a)   Except as set forth on Schedule 2.5, neither the execution and delivery of this Agreement nor the consummation of the Transaction violates, conflicts with or results in a breach of, or shall violate, conflict with or result in a breach of any lease, contract, document or agreement to which any of the Prospect Parties or the AV Entities is a party or by which any of the Prospect Parties or the AV Entities may be bound.

          (b)   Neither the execution and delivery of this Agreement nor the consummation of the Transaction will, directly or indirectly (with or without the giving of notice, or lapse of time, or both):

              (i)  contravene, conflict with, or result in a violation of any provision of the organizational documents of the Prospect Parties or the AV Entities;

             (ii)  contravene, conflict with, or result in a violation of any order, judgment or decree to which any of the Prospect Parties or the AV Entities may be subject; or

            (iii)  contravene, conflict with or result in a violation of any of the terms or requirements, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by any of the Prospect Parties or the AV Entities, other than as may arise as a result of existing obligations of the Heritage Parties to third parties.

          (c)   Neither the execution and delivery of this Agreement nor the consummation of the Transaction will, directly or indirectly (with or without the giving of notice, or lapse of time, or both) result in an imposition of any lien, mortgage, pledge, easement, encumbrance, claim, restriction or charge on any of the SMM Shares, the Sierra Shares, the Antelope Valley Shares and/or Pegasus Shares or the assets or business of any of the AV Entities.

        2.6    Capital Structure.    The authorized capital stock of Sierra consists of 5,000 shares of common stock, no par value, of which 1,000 shares are issued and outstanding. The authorized capital stock of Antelope Valley consists of 100,000 shares of common stock, no par value, of which 1,000 common shares are issued and outstanding. The authorized capital stock of Pegasus consists of 100,000 shares of common stock, no par value, of which 100 common shares are issued and outstanding. The authorized capital stock of SMM consists of 2,500 shares of common stock, $0.01 par value per share, of which 1,000 common shares are issued and outstanding. All of the Sierra Shares, Antelope Valley Shares and Pegasus Shares are validly issued, fully paid and non-assessable and all are owned by Group. All of the SMM Shares are validly issued, fully paid and non-assessable and all are owned by Holdings. Except as set forth on Schedule 2.6, there are no options, warrants, rights, shareholder agreements or other instruments or agreements outstanding giving any person the right to acquire any shares of capital stock of the AV Entities, nor are there any commitments to issue or execute any such options, warrants, rights, shareholder agreements or other instruments or agreements. There are no outstanding stock appreciation rights or similar rights outstanding with respect to any of the capital stock of the AV

Entities nor are there any instruments, or agreements giving anyone the right to acquire any such rights.

        2.7    Financial Statements.    The AV Entities have provided the Heritage Parties with each of their respective unaudited balance sheets and income statements for the year ended September 30, 2007 (the "Financial Statements"). The Financial Statements fairly and accurately represent the financial condition and results of operation of the AV Entities as of the date and for the periods set forth therein and the Financial Statements do not contain any statement that is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Since the date of the Financial Statements, each of the AV Entities has continued operations in the ordinary course of business conducted in a manner consistent with past practices and customs.

        2.8    No Undisclosed Liabilities.    Except as provided in Schedule 2.8, none of the AV Entities has any liabilities or obligations of any nature except: (i) for those shown on the Financial Statements; and (ii) those incurred subsequent to September 30, 2007, in the ordinary course of business conducted in a manner consistent with past practices and custom and shown on the Closing Date Balance Sheet or not required to be stated therein and not necessary to make the statements therein not misleading.

        2.9    Tax Matters.    The AV Entities have each timely filed all income and franchise tax returns required to be filed by them and have timely paid in full all Taxes (defined below) shown in such returns to be owed by them. Except as provided in Schedule 2.9, (i) no action or proceeding for the assessment or collection of any Taxes is pending against any of the AV Entities, (ii) no deficiency, assessment or other formal claim for any Taxes has been asserted or made against any of the AV Entities that has not been fully paid or finally settled; and (iii) no issue has been formally raised by any taxing authority in connection with an audit or examination of any return of Taxes. "Taxes" means taxes, charges, fees, levies, or assessments including, without limitation, income, excise, property, withholding, payroll, sales and franchise taxes, imposed by federal, state, county, local or foreign government or subdivision or agency thereof, and including any interest, penalties or additions.

        2.10    Title to Shares.

          (a)   Group is, and at the Closing Date will be, the owner, beneficially and of record, of one hundred percent (100%) of the Sierra Shares, Antelope Valley Shares and Pegasus Shares. Except as provided in Schedule 2.10, Group owns the Sierra Shares, Antelope Valley Shares and Pegasus Shares free and clear of all Liens.

          (b)   Holdings is, and at the Closing Date will be, the owner, beneficially and of record, of one hundred percent (100%) of the SMM Shares. Except as provided in Schedule 2.10, Holdings owns the SMM Shares free and clear of all Liens.

        2.11    Real Property.

          (a)   Schedule 2.11 contains a true, correct and complete of all real property owned by any of the AV Entities.

          (b)   Schedule 2.11 contains a true, correct and complete list and summary of all leases, subleases and other agreements under which any of the AV Entities uses or has the right to occupy any real property, all of which are with independent, third parties unrelated to the Prospect Parties or any person owning ten percent (10%) or more of the outstanding shares of any of the Prospect Parties.

        2.12    Tangible Personal Property.

          (a)   Except as listed in Schedule 2.12(a), each of the AV Entities has good, marketable and valid title to all tangible personal property owned by it free and clear of all Liens.

          (b)   Each item of furniture, equipment and other tangible personal property with an original cost of $5,000 or more that is owned by any of the AV Entities and used in the conduct of its business is listed in Schedule 2.12(b) (the "Aggregate Tangible Personal Property").

          (c)   Schedule 2.12(c) sets forth those items of the Aggregate Tangible Personal Property which the Prospect Parties and the Heritage Parties have agreed may be distributed by the AV Entities to the Prospect Parties prior to the Closing and excluded from the sale to the Heritage Parties (the "Excluded Tangible Personal Property").

          (d)   The Tangible Personal Property is sold "AS IS-WHERE IS" with no warranty or representation of any kind as to its physical condition.

        2.13    Intellectual Property.    Schedule 2.13 lists all intellectual property owned by the AV Entities. Except as set forth on Schedule 2.13, such ownership is free and clear of any Liens without any obligation to pay royalties, license fees, or other amounts to any person or entity.

        2.14    Contracts.    Schedule 2.14 sets forth a list of all contracts, arrangements, and commitments (whether oral or written) to which any of the AV Entities is a party or by which it is bound which are material to the business or operations of the AV Entities (the "Material Contracts"). Material Contracts consist of (i) all agreements under which the AV Entities (other than SMM) contract to provide medical services or equipment of any kind or description ("Medical Care") to, or to obtain Medical Care for, managed care patients; (ii) the management agreements between SMM and the other AV Entities, and (iii) any contract, arrangement or commitment as to which the breach, nonperformance, cancellation or failure to renew by any party thereto would have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the AV Entities, taken as a whole, or any commitment, contract or agreement involving any obligation or liability on the part of any AV Entity of more than Fifty Thousand Dollars ($50,000) or not cancelable (without liability) within sixty (60) days. Each of the Material Contracts is a legal, valid, binding, enforceable agreement of the applicable AV Entity, in full force and effect, except as enforceability may be restricted, limited or delayed by applicable bankruptcy, insolvency, fraudulent conveyance, or other laws affecting creditor's rights generally, and except as enforceability is subject to general principles of equity. Except as set forth on Schedule 2.14, there is not now and, to the knowledge of the Prospect Parties, there has not been claimed or alleged by any person or entity, that a default exists, or an event that with notice or lapse of time or both would constitute a default or event of default, on the part of the respective AV Entity, or to the knowledge of the Prospect Parties, any other party thereto which default would have a material adverse effect on any of the AV Entities. Except as set forth on Schedule 2.14, no consent from, or notice to any third person or governmental entity is required in order to maintain in full force and effect any of the Material Contracts following the consummation of the Transaction, other than consents that have been obtained.

        2.15    Legal Proceedings.    Except as set forth on Schedule 2.15 ("Existing/Threatened Claims"), there is no pending claim, suit, action, legal or administrative proceeding ("Proceeding"), and, to the knowledge of the Prospect Parties, no person, entity or authority has threatened to commence any Proceeding: (i) against any AV Entity; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any part of the Transaction or the operation of the businesses of the AV Entities following the consummation of the Transaction.

        2.16    Compliance with Laws.    None of the AV Entities is in violation of any law, rule, regulation or administrative or judicial order applicable to it and there is no law, rule, regulation or administrative or judicial order applicable to any of the AV Entities that consummation of the Transaction would violate, which would have a material adverse effect on the assets or the business of the AV Entities or would have the effect of delaying, making illegal or otherwise interfering with, any part of the Transaction.

        2.17    Employees.    Set forth on Schedule 2.17 is a complete and accurate list of the names, titles, dates of hire and rates of pay of all employees of the AV Entities whose current annual salary or rate of compensation exceeds $50,000 as of the date hereof. Except as set forth on Schedule 2.17, (1) all employees are "at will" employees and no written or oral employment, consultant or independent contractor agreement exists with respect to the AV Entities to which any of the AV Entities may be bound, (2) no employees are members of a labor union in connection with their employment with the AV Entities or subject to a collective bargaining agreement with the AV Entities, and (3) to the knowledge of the Prospect Parties, no employees are subject to or party to any contract or agreement restricting their ability to freely engage or compete in any business.

        2.18    Insurance.    Schedule 2.18 contains a list of all insurance policies maintained by or for the benefit of the AV Entities through the Closing Date, including errors and omission, stop-loss (reinsurance), directors and officers, general liability, worker's compensation and malpractice insurance policies (the "Insurance Policies").

        2.19    Confidentiality and Non-Compete Arrangements.    Except as set forth on Schedule 2.19, none of the AV Entities is a party to or are bound or affected by, any confidentiality or non-compete agreements or arrangements, or any acquisition or sale or other agreements that contain any confidentiality or non-compete agreements or arrangements, that are currently in effect, or are contained in agreements or arrangements that have lapsed but which contain continuing confidentiality or non-compete obligations, agreements or arrangements.

        2.20    Permits.    Schedule 2.20 sets forth a list of all permits, licenses and approvals from federal, state, local and foreign governmental and regulatory bodies (collectively "Permits") held by the AV Entities. Such Permits constitute all of the Permits necessary to conduct the business of the AV Entities in the manner now conducted by the AV Entities. No breach of any such Permit currently exists, nor has any event occurred which through the passage of time or the giving of notice or both, would constitute a breach thereunder. To the knowledge of the Prospect Parties, none of the Permits is to be or proposed to be suspended, canceled or revoked or amended, modified or limited in any fashion.

        2.21    Bank Accounts.    A correct and complete list of all bank accounts of the AV Entities ("AV Bank Accounts") and the persons authorized to access such accounts and to incur indebtedness on behalf of the AV Entities, is set forth in Schedule 2.21 of this Agreement.

        2.22    Related Party Transactions.    Except as set forth in Schedule 2.22, to the best of Seller's knowledge, none of the AV Entities is a party to any lease, contract or agreement which is on terms which were not commercially reasonable at the time such contract was executed.

        2.23    Employee Benefit Plans.    Except for the employee benefit plans (the "Employee Benefit Plans") described in Schedule 2.23, none of the AV Entities maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, any pension, profit sharing, or other retirement plan, any multi-employer plan as defined in Section 400(a)(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), or any other employee benefit, health, welfare, medical, disability, life insurance, stock, stock purchase, or stock option plan, program, agreement, arrangement, or policy of any kind. Purchaser will incur no obligation or liability relating to periods before the Closing under or relating to the Employee Benefit Plans as a result of the transactions contemplated by this Agreement, or otherwise.

        2.24    Possession of Books, Records, Contracts, Etc.    Except as set forth in Schedule 2.24, each of the AV Entities has true and correct copies of all of the accounting books and records, financial statements, tax returns, contracts, leases, permits, licenses, insurance policies and other documentation required for the efficient administration and operation of their respective businesses.

        2.25    Brokers' and Finders' Fees.    None of the Prospect Parties or the AV Entities has incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees or commissions with respect to the transactions contemplated by this Agreement, and if any of the Prospect Parties or the AV Entities has incurred any such liability, such liability shall be and remain the sole responsibility of the Prospect Parties, and the Prospect Parties shall indemnify, defend and hold the Heritage Parties harmless from and against any and all liabilities, losses, damages, claims, causes of action, costs and expenses (including without limitation, reasonable attorneys' fees), arising out of or relating to such liability.

        2.26    Accuracy of Materials Delivered.    Except as set forth in Schedule 2.26, to the best of Seller's knowledge, the materials delivered to the Heritage Parties pursuant to Section 2 of the Letter Agreement were accurate and complete at the time delivered, except for immaterial inaccuracies or incompleteness which did not make the materials so delivered misleading.

        2.27    Disclosure.    No representation or warranty by the Prospect Parties contained in this Agreement or in respect of the exhibits, schedules, lists or other documents delivered to the Heritage Parties by the Prospect Parties or the AV Entities and referred to herein or therein, and no statement contained in any certificate furnished or to be furnished by or on behalf of the Prospect Parties or the AV Entities pursuant hereto or thereto, or in connection with the Transaction, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is known to the party making the representation or warranty to be necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE HERITAGE PARTIES

        In order to induce the Prospect Parties to enter into this Agreement and to consummate the Transaction, the Heritage Parties make the representations and warranties set forth in this Article 3, which representations and warranties shall not be deemed made as of the date of execution of this Agreement but instead shall be deemed made as of the date of delivery by the Heritage Parties of the Final Heritage Schedules pursuant to Section 1.6(a) of this Agreement.

        3.1    Organization.    Heritage PC is a professional corporation duly organized, validly existing and in good standing under the laws of the State of California. Greater Midwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Each Heritage Party has all requisite authority to own, lease, and operate its assets and to carry on its business as currently being conducted.

        3.2    Authorization.    Each of the Heritage Parties has the power and authority to enter into this Agreement and to consummate the Transaction. All actions on the part of the Heritage Parties necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the Transaction have been or will be taken prior to the Closing Date, and this Agreement (including exhibits, schedules and the ancillary agreements) constitutes the legal, valid and binding obligation of each of the Heritage Parties, enforceable against them in accordance with its terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy, insolvency, fraudulent conveyance, or other laws affecting creditor's rights generally, and except as enforceability is subject to general principles of equity.

        3.3    No Consent Required.    Except as set forth in Schedule 3.3, neither the execution and delivery of this Agreement by the Heritage Parties nor the performance by them of their obligations under this Agreement requires the consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity or any third party.

        3.4    No Violation of Other Agreements; No Conflicts.

          (a)   Neither the execution and delivery of this Agreement nor the consummation of the Transaction violates, conflicts with or results in a breach of, or shall violate, conflict with or result in a breach of any lease, contract, document or agreement to which any of the Heritage Parties is a party or by which any of the Heritage Parties may be bound.

          (b)   Neither the execution and delivery of this Agreement nor the consummation of the Transaction will, directly or indirectly (with or without the giving of notice, or lapse of time, or both):

              (i)  contravene, conflict with, or result in a violation of any provision of the organizational documents of any of the Heritage Parties;

             (ii)  contravene, conflict with, or result in a violation of, any legal requirement or any order, judgment or decree to which any of the Heritage Parties may be subject; or

            (iii)  contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any governmental authorization that is held by any of the Heritage Parties.

        3.5    Legal Proceedings.    There is no pending Proceeding, and, to the knowledge of the Heritage Parties, no person has threatened to commence any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any part of the Transaction.

        3.6    Compliance with Laws.    None of the Heritage Parties is in violation of any rule, regulation or administrative or judicial order applicable to it and there is no law, rule, regulation or administrative or judicial order that consummation of the Transaction would violate which would have the effect of preventing, delaying, making illegal, or otherwise interfering with, any part of the Transaction. To the best of its knowledge, the Heritage Parties have no reason to anticipate that existing circumstances are likely to result in violations of any of the foregoing.

        3.7    Disclosure.    No representation or warranty by any of the Heritage Parties contained in this Agreement or in respect of the exhibits, schedules, lists or other documents delivered to the Prospect Parties by the Heritage Parties and referred to herein or therein, and no statement contained in any certificate furnished or to be furnished by or on behalf of the Heritage Parties pursuant hereto or thereto, or in connection with the transactions contemplated hereby, contains, or will contain as of the date such representation or warranty is made or such certificate is or will be furnished, any untrue statement of a material fact, or omits, or will omit to state as of the date such representation or warranty is made or such certificate is or will be furnished, any material fact which is known to the party making the representation or warranty to be necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

        3.8    Brokers' and Finders' Fees.    None of the Heritage Parties has incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees or commissions with respect to the transactions contemplated by this Agreement, and if any of the Heritage Parties has incurred any such liability, such liability shall be and remain the sole responsibility of the Heritage Parties, and the Heritage Parties shall indemnify, defend and hold the Prospect Parties harmless from and against any and all liabilities, losses, damages, claims, causes of action, costs and expenses (including without limitation, reasonable attorneys' fees), arising out of or relating to such liability.

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

        In order to induce the other party to enter into this Agreement and to consummate the Transaction, the Prospect Parties, joint and severally on the one hand, and the Heritage Parties, joint and severally on the other hand, enter into the agreements set forth in this Article 4.

        4.1    Conduct of Business—Negative Covenants.    From the date hereof until the Closing Date, the AV Entities shall not, without the prior written consent of the Heritage Parties, which consent shall not be unreasonably withheld, conduct the business of the AV Entities other than in the ordinary course of the AV Entities' business as conducted through the date hereof or commit or suffer any material act or omission which deviates from the ordinary course of the AV Entities' business as conducted through the date hereof. Without limiting the generality of the foregoing, from the date of execution of this Agreement until the Closing Date, none of the AV Entities shall, without the prior written consent of the Heritage Parties, which consent shall not be unreasonably withheld:

          (a)   institute any new method of purchase, sale, lease, management, accounting or operation or engage in any transaction or activity, enter into any agreement or make any commitment or amend any existing material agreement other than as contemplated by this Agreement, except in the ordinary course of its business and consistent with past practice;

          (b)   change or amend its Articles of Incorporation or By-Laws or propose any such change or amendment;

          (c)   permit or allow any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien or other encumbrance except in the ordinary course of business and consistent with past practice;

          (d)   grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation (including salary and bonus) payable or to become payable to any officer except in the ordinary course of business and consistent with past practice;

          (e)   make any payment to or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its officers or directors or any other affiliate thereof, except in the ordinary course of its business and consistent with past practice;

          (f)    enter into any contract, commitment or transaction not in the usual and ordinary course of its business, other than transactions contemplated by, or referred to in, this Agreement;

          (g)   change, amend or terminate a Material Contract except as contemplated by this Agreement;

          (h)   agree or commit, whether in writing or otherwise, to do any of the foregoing; or

          (i)    directly or indirectly declare, order, pay, make or set apart any sum for any payment of dividends or distributions on any of the Sierra Shares, the Antelope Valley Shares, the Pegasus Shares or the SMM Shares.

        4.2    Conduct of Business—Affirmative Covenants.    Prior to the Closing Date, each of the AV Entities will conduct its business in the ordinary course and will:

          (a)   maintain its good standing and qualification to do business in all jurisdictions where it is required to be qualified to do business, and all licenses, permits, franchises, rights and privileges which are necessary for the conduct of its business;

          (b)   continue at its expense to maintain all of its property and equipment in customary repair, order and working condition, reasonable wear and use excepted;

          (c)   duly comply with all laws, regulatory requirements and agreements to which it, or any of its properties or assets, is subject or by which it is bound;

          (d)   maintain in force and effect the current insurance upon its properties and with respect to the conduct of its business;

          (e)   use best efforts to keep intact its present business organization and keep available the services of its present officers, employees and agents; and

          (f)    maintain accurately its books, records and accounts.

        4.3    Non-Competition Agreement.    As additional consideration for the Transaction, each Prospect Party and each person listed on Schedule 4.3 hereto will simultaneously with the closing of the Transaction execute a non-competition agreement, in the form attached hereto as Exhibit "B". Such non-competition agreement shall provide that the parties executing such agreement shall not, for a period of five (5) years from the Closing Date, compete with the business of the AV Entities within that portion of Los Angeles County, California lying north of the Angeles National Forest and east of Interstate 5 as generally depicted on Exhibit 4.3, attached hereto and incorporated herein by this reference. The portion of the Purchase Price allocated to such Non-Competition Agreement is shown on Schedule 1.7 hereto ("Covenant Allocation").

        4.4    Investigation by Buyer.    The Prospect Parties shall cause each of the AV Entities to allow the Heritage Parties, at its own expense, during regular business hours, commencing on the date hereof and ending upon the Closing or termination of this Agreement, through the Heritage Parties' employees, agents and representatives, to make such investigation of the business, properties, plants, books and records of each of the AV Entities, and to conduct such examination of the condition of the AV Entities as the Heritage Parties deem necessary or advisable to familiarize themselves with such business, properties, personnel, books, records, condition and other matters, and to verify the representations and warranties of the Prospect Parties made hereunder.

        4.5    Consents and Best Efforts.    As soon as practicable, the Heritage Parties and the Prospect Parties, as applicable, will commence to take all reasonable action required to obtain all consents, approvals and agreements of, and to give all notices and make all filings with, any third parties and governmental authorities, necessary to authorize, approve or permit the full and complete consummation of the Transaction and the continuation of the operations of each of the AV Entities as in effect prior to such sale. In addition, subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to use its best efforts to take, or cause to be taken, all action or do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby and the continuation of the operations of each of the AV Entities as in effect prior to such sale.

        4.6    Post-Closing IBNR Reconciliation.    The Heritage Parties, as owners of the AV Entities after the Closing Date, shall, for the period commencing on the Closing Date and ending not earlier than eighteen (18) months thereafter, keep an account of claims received on or after the Closing Date for dates of service prior to the Closing Date and either paid from, or to be paid from, IBNR funds ("IBNR Claims"). On or prior to the date that is seven (7) business days after the second anniversary of the Closing Date (the "IBNR Reconciliation Date"), the Prospect Parties and the Heritage Parties shall effect a reconciliation of the IBNR funds as set forth herein ("IBNR Reconciliation"). To effect the IBNR Reconciliation, the parties shall compare the amount of the IBNR reserve that was set forth on the Closing Date Balance Sheet ("IBNR Closing Date Reserve Amount") to the IBNR Claims. If the IBNR Claims were greater than the amount of the IBNR Closing Date Reserve Amount plus an additional 5% of the Closing Date Reserve Amount above such IBNR Closing Date Reserve Amount

("Downward IBNR Reconciliation Threshold Amount") then to the extent of the dollar amount by which the IBNR Claims exceeds the Downward IBNR Reconciliation Threshold Amount ("Heritage IBNR Reimbursement Amount"), the Prospect Parties shall pay the Heritage Parties the Heritage IBNR Reimbursement Amount not more than 10 business days thereafter. On the other hand, if the IBNR Claims were less than the amount of the Closing Date Reserve Amount less an additional 5% of the Closing Date Reserve Amount below such IBNR Closing Date Reserve Amount ("Upward IBNR Reconciliation Threshold Amount") (such difference constituting the "Prospect IBNR Reimbursement Amount"), the Heritage Parties shall pay the Prospect Parties the Prospect Reimbursement Amount not more than 10 business days thereafter. The reconciliation hereunder shall exclude the balance sheet reconciliation provided for in Section 1.6(b) hereof and any adjustment hereunder and under Section 1.6(b) shall be excluded from the calculation of the Indemnification Floor and the Indemnification Cap, as such terms are defined in Section 6.2 hereof.

        Example: Assume that the IBNR Closing Date Reserve Amount is $1,000,000 and thus the Downward IBNR Reconciliation Threshold Amount is $950,000 and the Upward IBNR Reconciliation Threshold Amount is $1,050,000. If the IBNR Claims are $1,200,000, then the Heritage IBNR Reimbursement Amount that would be owed by the Prospect Parties would total $150,000 ($1,200,000 - $1,050,000). Conversely, if the IBNR Claims are $800,000, then the Prospect IBNR Reimbursement Amount owed by the Heritage Parties to the Prospect Parties would be $150,000 ($950,000 - $800,000).

        4.7    Employees.    The Prospect Parties have entered into (or prior to the Closing Date will enter into) employment agreements with not more than five (5) non-physician senior employees to induce such employees to continue their employment through and after the Closing (the "Contracted Employees"). The Prospect Parties and the Heritage Parties agree that: (i) the Heritage Parties shall have until sixty (60) days following the Closing to elect to retain or terminate any of the Contracted Employees, and (ii) the Prospect Parties shall be liable for any severance pay or other termination benefits beyond those ordinarily granted by the AV Entities to terminated employees ("Termination Pay") due any Contracted Employee the Heritage Parties elect to terminate during such period. For purposes of Section 1.6(b) hereof, the Heritage Parties may accrue as a Balance Sheet Liability any Termination Pay due any such Contracted Employee terminated during such 60 day period. Following such sixty (60) day period, the Heritage Parties and/or the AV Entities shall be solely liable for any Termination Pay due upon termination of any Contracted Employee.

        4.8    Notification.    From the date hereof until the Closing, the Prospect Parties may update the schedules to this Agreement to promptly disclose matters which, if not disclosed, would cause a representation or warranty of the Prospect Parties contained in this Agreement to be untrue as of the Closing Date. Any such update of the schedules shall not constitute a failure of any condition precedent to the Heritage Parties' obligation to consummate the Transaction unless the matters disclosed pursuant to such update, or pursuant to the aggregated updates to the schedules pursuant to this Section 4.8, has had or is reasonably likely to result in a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the AV Entities, taken as a whole.

        4.9    Knowledge Standard.    Whenever a representation, warranty, covenant or agreement is qualified by the statement "to the knowledge of" any or all of the Heritage Parties, knowledge shall be deemed to be the actual knowledge of Richard Merkin and/or Jaya Kurian, without a duty of inquiry, who the Heritage Entities hereby represent are familiar with the business and operations of the Heritage Parties and would have knowledge of the matters described in representations and warranties made herein to the knowledge of the Heritage Parties. Whenever a representation, warranty, covenant or agreement is qualified by the statement "to the knowledge of' any or all of Prospect Parties, knowledge shall be deemed to be the actual knowledge of Jay Jayakumar and/or Catherine Dickson, who the Prospect Entities hereby represent and warrant are familiar with the business and operations of the AV Entities and would have knowledge of the matters described in representations and warranties made herein to the knowledge of the Prospect Entities.

        4.10    Good Faith.    The Heritage Parties and the Prospect Parties agree that they will perform their obligations under this Agreement in good faith.

        4.11    Further Assurances.    The Heritage Parties and the Prospect Parties agree that at any time and from time to time after the Closing Date they will execute and deliver to any other party such further instruments or documents as may reasonably be required to give effect to the Transaction.

        4.12    Leases.    The Prospect Parties and the Heritage Parties agree that it is the intent of the parties that the Heritage Parties shall bear full responsibility for any and all costs, liabilities, or expenses arising on or after the Closing Date with respect to the leases, subleases and other agreements under which any of the AV Entities uses or has the right to occupy any real property, as listed on Schedule 2.11 hereto (the "Post-Closing Lease Liabilities"). In this regard, the Prospect Parties agree that they will not separately act with respect to such leases or subleases but will reasonably cooperate with the Heritage Parties to obtain such required consents or approvals for the continued occupancy of such leased or subleased property by any of the AV Entities as the Heritage Parties shall request, and the Heritage Parties agree to indemnify the Prospect Parties for all Post-Closing Lease Liabilities which may be incurred by the Prospect Parties or any of their affiliates, except that any such indemnification by the Heritage Parties shall be excluded from the calculation of the Indemnification Floor and the Indemnification Cap, as such terms are defined in Section 6.2 hereof. In connection with any such indemnification, the affected Prospect Party shall give the Heritage Parties prompt written notice of any claim or demand arising in connection with any such lease or sublease, and shall allow the Heritage Parties to control the resolution of such claim, provided the Heritage Parties indemnify the Prospect Parties from an liability resulting from such resolution.

ARTICLE 5

DELIVERIES AND CONDITIONS

        5.1    Deliveries by Prospect Parties.    The Prospect Parties shall, on or before the Closing Date, have delivered the following to the Heritage Parties:

          (a)   A copy of the Articles of Incorporation of Sierra, Antelope Valley and Pegasus, with all amendments thereto, and certificate of good standing from the State of California, both of which shall be certified as of a date within twenty days prior to the Closing Date by the Secretary of State of California.

          (b)   A copy of the Certificate of Incorporation of SMM, with all amendments thereto, and certificate of good standing from the State of Delaware, both of which shall be certified as of a date within twenty days prior to the Closing Date by the Secretary of State of Delaware.

          (c)   A certificate executed by the Chief Executive Officer of each of Group and Holdings confirming (i) the truth and correctness in all material respects of all of the Prospect Parties' representations and warranties in this Agreement as of the Closing Date and as of all times between the date of delivery of the Final Prospect Schedules and the Closing Date, and (ii) that all agreements and covenants of the Prospect Parties specified herein to be complied with prior to the Closing Date have been complied with.

          (d)   A certificate of the Secretary of each of Group and Holdings dated the Closing Date and accompanying resolutions reflecting that the necessary corporate action by the Board of Directors of the Prospect Parties has been taken to authorize the consummation by the Prospect Parties of the Transaction.

          (e)   The stock books and corporate minute books of each of the AV Entities.

          (f)    Original stock certificates representing the Sierra Shares, the Antelope Valley Shares, the Pegasus Shares and the SMM Shares duly endorsed in blank for transfer and presented with stock powers duly endorsed in blank.

          (g)   The Non-Competition Agreement in the form attached hereto as Exhibit B as executed by the Prospect Parties and the other person(s) required to execute such agreement.

        5.2    Conditions to the Obligations of Heritage Parties.    The obligation to pay the Purchase Price as set forth in this Agreement and to consummate the Transaction is conditioned upon satisfaction, or waiver by the Heritage Parties in writing, of all of the following on or before the Closing Date:

          (a)   All of the representations and warranties of the Prospect Parties in this Agreement must have been accurate in all material respects as of the date of delivery of the Final Prospect Schedules, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, except for such representations and warranties that address matters as of a specific date, which need only to have been true and accurate as of such date and except for inaccuracies which will not materially and adversely impact the Heritage Parties.

          (b)   All of the agreements, covenants and obligations that the Prospect Parties are required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date must have been duly performed and complied with in all material respects.

          (c)   Each document required to be delivered pursuant to Section 5.1 hereof must have been delivered to the Heritage Parties in the form described in Section 5.1.

          (d)   Since the date of this Agreement, there must not have been commenced or threatened against the AV Entities, or any officer or director of the AV Entities, any proceeding (i) involving any challenge to, or seeking damages or other relief in connection with the Transaction, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any part of the Transaction, or (iii) that might materially and adversely affect the business or operations of the AV Entities taken as a whole, following consummation of the Transaction.

          (e)   There shall have been no material adverse changes to the financial condition of the AV Entities subsequent to the date of the Financial Statements.

        5.3    Deliveries by Heritage Parties on the Closing Date.    The Heritage Parties shall have delivered the following to the Prospect Parties on or before the Closing Date.

          (a)   Certificates executed by the Chief Executive Officer of each of Greater Midwest and Heritage PC and by Shareholder confirming (i) the truth and correctness in all material respects of all of the Heritage Parties' representations and warranties in this Agreement as of the Closing Date and as of all times between the date of delivery of the Final Heritage Schedules and the Closing Date, and (ii) that all agreements and covenants of the Heritage Parties specified herein to be complied with prior to the Closing Date have been complied with.

          (b)   Certificates of the secretary of each of Greater Midwest and Heritage PC dated the Closing Date, and accompanying resolutions reflecting that the necessary corporate action by the Board of Directors and shareholders, as necessary, of Greater Midwest and Heritage PC to authorize the consummation by the Heritage Parties of the Transaction.

          (c)   The Non-Competition Agreement in the form attached hereto as Exhibit B as executed by the Heritage Parties.

          (d)   The Purchase Price described in Section 1.6 hereof, to be paid to the Prospect Parties or deposited in the Escrow Fund as provided in Section 1.6.

        5.4    Conditions to the Obligations of the Prospect Parties.    The obligations of the Prospect Parties to consummate the Transaction is conditioned upon satisfaction, or waiver by the Prospect Parties in writing, of all of the following on or before the Closing Date:

          (a)   All of the representations and warranties of the Heritage Parties in this Agreement must have been accurate in all material respects as of the date of delivery of the Final Heritage Schedules, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, except for such representations and warranties that address matters as of a specific date, which need only to have been true and accurate as of such date and except for inaccuracies which will not materially and adversely impact the Prospect Parties.

          (b)   All of the agreements, covenants and obligations that the Heritage Parties are required to perform or to comply with pursuant to this Agreement at or prior to the Closing Date must have been duly performed and complied with in all material respects.

          (c)   Each item required to be delivered pursuant to Section 5.3 hereof must have been delivered to the Prospect Parties in the form described in Section 5.3.

          (d)   All consents, approvals and waivers required under the terms of the Prospect Parties' $155 million senior secured credit facilities arranged by Bank of America, N.A. to permit the Prospect Parties to transfer the Sierra Shares, Antelope Valley Shares, Pegasus Shares and SMM Shares to the Heritage Parties as contemplated hereby (the "BofA Approvals") shall have been obtained; provided, however, if the Transaction is otherwise in a condition to close but the BofA Approvals have not been obtained, the Prospect Parties shall notify the Heritage Parties that such BofA Approvals have not been obtained and the Heritage Parties may within two (2) business days of receipt of such notice elect by written notice to the Prospect Parties either: (i) to extend the Closing Date for up to one hundred eighty (180) days, during which period the Prospect Parties shall use their best efforts to obtain such BofA Approvals, or (ii) to terminate this Agreement and, notwithstanding any provision to the contrary set forth herein, in the Letter Agreement, the Escrow Agreement or any other document executed by and among the Heritage Parties and the Prospect Parties in connection with this Agreement, receive a refund of the $1,000,000 amount theretofore released from the Escrow Fund to the Prospect Parties as a non-refundable deposit. If the Heritage Parties elect to extend the Closing Date pursuant to clause (i) above, such BofA Approvals are obtained during such one hundred eighty (180) day extension period, and the conditions to Closing set forth in Sections 5.2 and 5.4 herein are satisfied, then the parties shall close the Transaction as soon as practicable following receipt of such BofA Approvals. If the Heritage Parties elect to extend the Closing Date pursuant to clause (i) above, but either such BofA Approvals are not obtained during such one hundred eighty (180) day extension period, or such BofA Approvals are obtained during such one hundred eighty (180) day extension period but the conditions to Closing set forth in Sections 5.2 and 5.4 herein can not be satisfied, then notwithstanding any provision to the contrary set forth herein, in the Letter Agreement, the Escrow Agreement or any other document executed by and among the Heritage Parties and the Prospect Parties in connection with this Agreement, the Heritage Parties shall receive a refund of the $1,000,000 amount theretofore released from the Escrow Fund to the Prospect Parties as a non-refundable deposit.

ARTICLE 6

INDEMNIFICATION; REMEDIES

        6.1    Indemnification Period.    As used in this Article 6, the "Indemnification Period" shall be that period of time commencing on the Closing Date and continuing for two (2) years thereafter.

        6.2    Indemnification of Heritage Parties.    The Prospect Parties shall jointly and severally indemnify, defend and hold harmless the Heritage Parties and their directors, officers, employees, agents and affiliates from and against any and all damage, loss, liability and expense (including without limitation (A) reasonable expenses of investigation and reasonable attorneys' fees and reasonable expenses in connection with any action, suit or proceeding, (B) any fees and expenses in connection with the retention of counsel to pursue insurance coverage, (C) any amounts paid to defend, litigate, settle, satisfy a judgment, or otherwise resolve disputes with the insurance carrier, if any, or the claimant; and (D) all amounts not covered by insurance) incurred or suffered by the Heritage Parties arising out of (i) any breach of the representations, warranties, covenants or agreements of the Prospect Parties set forth herein; and (ii) any failure by the Prospect Parties to perform or comply with any covenant contained in this Agreement that is required to be performed or complied with by the Prospect Parties as set forth herein (collectively, the "Heritage Indemnifiable Damages"). Notwithstanding the foregoing, none of the Prospect Parties shall be obligated to indemnify the Heritage Parties for any Heritage Indemnifiable Damages that are less than $50,000 (the "Indemnification Floor") or that exceed $2,000,000 (the "Indemnification Cap"). The Heritage Parties may obtain indemnification for any Heritage Indemnifiable Damages to which this Section 6.2 relates only if the Heritage Parties make a claim for indemnification within the Indemnification Period defined in Section 6.1.

        6.3    Indemnification of the Prospect Parties.    The Heritage Parties, jointly and severally, agree to hold harmless, defend and indemnify the Prospect Parties from and against any and all damage, loss, liability and expense (including without limitation (A) reasonable expenses of investigation and reasonable attorneys' fees and reasonable expenses in connection with any action, suit or proceeding, (B) any fees and expenses in connection with the retention of counsel to pursue insurance coverage, (C) any amounts paid to defend, litigate, settle, satisfy a judgment, or otherwise resolve disputes with the insurance carrier, if any, or the claimant; and (D) all amounts not covered by insurance) incurred or suffered by the Prospect Parties arising out of (i) any breach of the representations, warranties, covenants or agreements of the Heritage Parties set forth herein (ii) any failure by the Heritage Parties to perform or comply with any covenant contained in this Agreement that is required to be performed or complied with by the Heritage Parties as set forth herein (the "Prospect Indemnifiable Damages"). Notwithstanding the foregoing, none of the Heritage Parties shall be obligated to indemnify the Prospect Parties for Prospect Indemnifiable Damages that are less than the Indemnification Floor or that exceed the Indemnification Cap. The Prospect Parties may obtain indemnification for any Prospect Indemnifiable Damages to which this Section 6.3 relates only if the Prospect Parties make a claim for indemnification within the Indemnification Period defined in Section 6.1.

        6.4    Indemnification Procedures.    A party seeking indemnification (the "Indemnitee") shall use its best efforts to minimize any liabilities, damages, deficiencies, claims, judgments, assessments, costs and expenses in respect of which indemnity may be sought under this Agreement. The Indemnitee shall give prompt written notice to the party from whom indemnification is sought (the "Indemnitor") of the assertion of a claim for indemnification, but in no event longer than twenty (20) days after service of process in the event litigation is commenced against the Indemnitee by a third party. No such notice of assertion of a claim shall satisfy the requirements of this Section 6.4 unless it describes in reasonable detail and in good faith the facts and circumstances, to the extent known by Indemnitee, upon which the asserted claim for indemnification is based; provided that the failure of Indemnitee to give timely notice shall not affect rights to indemnification hereunder except to the extent that the Indemnitor demonstrates actual damage caused by such failure. If any action or proceeding shall be brought in connection with any liability or claim to be indemnified hereunder, the Indemnitee shall provide the Indemnitor twenty (20) calendar days to decide whether to defend such liability or claim. During such period, the Indemnitee shall take all necessary steps to protect the interests of itself and the Indemnitor, including the filing of any necessary responsive pleadings, the seeking of provisional relief or other action necessary to maintain the status quo, subject to reimbursement from the Indemnitor of its expenses in doing so. The Indemnitor shall (with, if necessary, reservation of rights) defend such action or proceeding at its expense, using counsel selected by the insurance company insuring against any such claim and undertaking to defend such claim, or by other counsel selected by it and approved by the Indemnitee, which approval shall not be unreasonably withheld or delayed. The Indemnitor shall keep the Indemnitee fully apprised at all times of the status of the defense and shall consult with the Indemnitee prior to the settlement of any indemnified matter. The Indemnitee agrees to use reasonable efforts to cooperate with the Indemnitor in connection with its defense of indemnifiable claims. In the event the Indemnitee has a claim or claims against any third party arising out of or connected with the indemnified matter, then upon receipt of indemnification, the Indemnitee shall fully assign to the Indemnitor the entire claim or claims to the extent of the indemnification actually paid by the Indemnitor and the Indemnitor shall thereupon be subrogated with respect to such claim or claims of the Indemnitee.

        6.5    Insurance Proceeds.    Any calculation of Heritage or Prospect Indemnifiable Damages shall be net of the amount of any insurance recovery received by the Indemnitee. The Indemnitee shall use commercially reasonable efforts to secure any applicable insurance recoveries to the extent applicable.

        6.6    Tax Effects.    With respect to any indemnity payment hereunder, the Indemnitor shall pay the Indemnitee an additional or lesser amount sufficient to make the Indemnitee whole, taking into account any deductions or credits allowable with respect to the loss for which indemnification is required and any income, franchise or other taxes payable on or with respect to such indemnity payment. For purposes of computing such additional or lesser amount, it shall be presumed that the Indemnitee is subject to the maximum applicable marginal rate for all foreign, federal, state and local taxes.

ARTICLE 7

TERMINATION

        7.1    Termination Events.    The Agreement may, by notice given prior to the Closing, be terminated as follows:

          (a)   Upon the mutual written consent of the Heritage Parties on the one hand and the Prospect Parties on the other hand, this Agreement may be terminated on such terms and conditions as agreed; or

          (b)   By written notice of the Heritage Parties to the Prospect Parties if the Prospect Parties breach in any material respect any of their representations or warranties or default in any material respect in the observance or in the due and timely performance of any of their covenants or agreements herein contained and such breach or default shall not be cured prior to the later of the Closing Date or, if such notice of breach is given less than thirty (30) days before what would otherwise be the Closing Date, thirty (30) days after the date of notice of breach or default served by the Heritage Parties; or

          (c)   By written notice of the Prospect Parties to the Heritage Parties if the Heritage Parties breach in any material respect any of their representations or warranties or default in any material respect in the observance or in the due and timely performance of any of their covenants or agreements herein contained, and such breach or default will have an immediate, material and adverse impact on the Prospect Parties, and such breach or default shall not be cured prior to the later of the Closing Date or, if such notice of breach is given less than thirty (30) days before what would otherwise be the Closing Date, thirty (30) days after the date of notice of breach or default served by the Prospect Parties; or

          (d)   By written notice of either of the Heritage Parties or the Prospect parties to the other if the Closing shall not have occurred one hundred twenty (120) days following the date of this Agreement, except as otherwise provided in Section 5.4(d); or

          (e)   By written notice of the Heritage Parties to the Prospect Parties or by the Prospect Parties to the Heritage Parties if any court of competent jurisdiction shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the contemplated transactions and such order, decree, ruling or other action is not rescinded or modified to permit the Closing on or before one hundred twenty (120) days following the date of this Agreement; or

          (f)    By written notice of the Heritage Parties to the Prospect Parties if the Heritage Parties shall elect not to proceed with the Closing following delivery of the Final Prospect Schedules as described in Section 1.6(a) hereof.

        Notwithstanding the foregoing, no party hereto may effect a termination hereof at such time such party is in material default or breach of this Agreement.

        7.2    Effect of Termination.    Each party's right of termination under Section 7.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right to termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the parties under this Agreement will terminate, provided, however, that if this Agreement is terminated by a party because of the breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 8

MISCELLANEOUS

        8.1    Entire Agreement.    This Agreement, together with all exhibits and schedules hereto, and all documents referred to herein, constitutes the entire agreement between the parties with respect to the subject matter hereof, supersedes all other and prior agreements on the same subject, whether written or oral, and contains all of the covenants and agreements between the parties with respect to the subject matter hereof. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements orally or otherwise, have been made by the party(ies), or by anyone acting on behalf of any party, that are not identified herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

        8.2    Arbitration.    In the event of a dispute under this Agreement, the parties agree to meet and confer in good faith to attempt to resolve the controversy or dispute without an adversary proceeding. Should such efforts fail, any controversy or claim arising out of or relating to this Agreement, or any amendments hereto, or the breach hereof, whether involving a claim in tort, contract or otherwise, shall be settled by final and binding arbitration in accordance with the Comprehensive Arbitration Rules of the Judicial Arbitration and Mediation Service ("JAMS"). The arbitration shall be conducted in Los Angeles County, California. Any award entered therein shall be final and binding on each and all of the parties, and judgment may be entered thereon in the Superior Court of the State of California for Los Angeles County. The parties may request injunctive relief using the court system, pending arbitration, without waiving arbitration. The arbitrator shall have no authority to award punitive damages or to add to, modify, or refuse to enforce any agreements between the parties. The arbitrator shall make findings of fact and conclusions of law and shall have no authority to make any award, which could not have been made by a court of law. The cost of arbitration shall be borne equally by the parties unless the arbitrator's award directs otherwise. Each party shall be responsible for its own attorney's costs.

        8.3    Successors and Assigns.    This Agreement and all documents and agreements referred to herein shall be binding upon and shall inure to the benefit of the parties and their respective heirs (as applicable), legal representatives, and permitted successors and assigns. No party may assign this Agreement or the rights, interests or obligations hereunder; provided, however, that to the extent permitted by applicable law, the Heritage Parties may (i) assign any or all of their rights and interests hereunder to one or more of its affiliates or an affiliate of Shareholder; provided, however, that the Heritage Parties shall remain liable under this Agreement and (ii) designate one or more of its affiliates to perform its obligations hereunder. Any assignment or delegation in contravention of this Section shall be null and void.

        8.4    No Waiver.    No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or be construed as a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

        8.5    Counterparts.    This Agreement, and any amendments hereto, may be executed in counterparts, each of which shall constitute an original document, but which together shall constitute one and the same instrument.

        8.6    Headings.    The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        8.7    Notices.    Any notices required or permitted to be given hereunder by any party to the other shall be in writing and shall be deemed delivered upon personal delivery; twenty-four (24) hours following deposit with a courier for overnight delivery; or five (5) business days hours following deposit in the U.S. Mail, registered or certified mail, postage prepaid, return- receipt requested, addressed to the parties at the following addresses or to such other addresses as the parties may specify in writing:

If to the Heritage Parties:
Greater Midwest 3115 Ocean Front Walk Marina del Rey, California 90292 Attn: Richard Merkin, M.D.
With a copy to:	Greater Midwest 8510 North Balboa Boulevard, Suite 275 Northridge, CA 91325 Attn: Jonathan Gluck, Esq.
If to the Prospect Parties:
Prospect Medical Holdings, Inc. 1920 E. 17th St, Suite 200 Santa Ana, CA. 92705 Attn: Jacob Y. Terner, M.D
With a copy to:	Theodora Oringher Miller & Richman PC 2029 Century Park East, 6th Floor Los Angeles, CA 90067 Attn: Dale S. Miller, Esq.

        8.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California.

        8.9    Amendment.    This Agreement may be amended at any time by agreement of the parties, provided that any amendment shall be in writing and executed by all parties.

        8.10    Severability.    If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions will nevertheless continue in full force and effect, unless such invalidity or unenforceability would defeat an essential business purpose of this Agreement.

        8.11    Fees and Expenses.    Except as otherwise explicitly set forth herein, each party shall bear its own expenses including, without limitation, attorneys' and accountants' fees in connection with the preparation of this Agreement and the transactions contemplated hereby.

        8.12    Exhibits and Schedules.    All exhibits and schedules attached to this Agreement are incorporated herein by this reference and all references herein to "Agreement" shall mean this Agreement together with all such exhibits and schedules to be delivered at the execution of this Agreement or upon the Closing Date.

        8.13    Time of Essence.    Time is expressly made of the essence of this Agreement and each and every provision hereof of which time of performance is a factor.

        8.14    Attorneys' Fees.    Should any party institute any action or procedure to enforce this Agreement or any provision hereof, or for damages by a declaration of rights hereunder including without limitation arbitration, the prevailing party in any such action or proceeding shall be entitled to receive from the other party all costs and expenses, including without limitation reasonable attorneys' fees, incurred by the prevailing party in connection with such action or proceeding.

        8.15    Further Assurances.    The parties shall take such actions and execute and deliver such further documentation as may reasonably be required in order to give effect to the transaction contemplated by this Agreement and the intentions of the parties hereto.

        8.16    References to Dollars.    All references to "dollars" and "$" shall mean United States dollars.

        8.17    Construction.    Whenever in this Agreement the context so requires, references to the masculine shall be deemed to include the feminine and the neuter, reference to the neuter shall be deemed to include the masculine and feminine, references to the plural shall be deemed to include the singular and the singular to include the plural and references to the words "and" and "or" shall be deemed to include the inclusive usage "and/or."

        8.18    Confidential Information.    The Heritage Parties and the Prospect Parties acknowledge and agree that that certain Confidentiality Agreement dated as of February 5, 2008 by and between Group and Regal Medical Group (an affiliate of the Heritage Parties) is applicable, respectively, to each affiliate of Group (including all of the Prospect Parties) and to each affiliate of Regal Medical Group (including all of the Heritage Parties). The Confidentiality Agreement shall survive the execution and delivery of this Agreement by the parties hereto and all information provided to each other or their representatives by the parties to this Agreement shall be considered subject to the Confidentiality Agreement to the extent applicable thereto.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

"Group"
PROSPECT MEDICAL GROUP, INC.
By:	Jacob Y. Terner, M.D., Chief Executive Officer
"Holdings"
PROSPECT MEDICAL HOLDINGS, INC.
By:	Jacob Y. Terner, M.D., Executive Chairman
"Greater Midwest"
GREATER MIDWEST
By:	Richard Merkin, M.D. Chief Executive Officer
"Heritage PC"
Sierra Medical Group Holding Company, Inc.
By:	Richard Merkin, M.D. Chief Executive Officer
"Shareholder"
Richard Merkin, M.D

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  Exhibit 2.1
STOCK PURCHASE AGREEMENT AMONG PROSPECT MEDICAL GROUP, INC., PROSPECT MEDICAL HOLDINGS, INC., GREATER MIDWEST SIERRA MEDICAL GROUP HOLDING COMPANY, INC. AND RICHARD MERKIN, M.D. April 23, 2008